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                            September 8, 2023

       Michael R. Morrisett
       President and Chief Executive Officer
       Empire Petroleum Corporation
       2200 S. Utica Place, Suite 150
       Tulsa, Oklahoma 74114

                                                        Re: Empire Petroleum
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2023
                                                            File No. 333-274327

       Dear Michael R. Morrisett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Kevin J. Poli, Esq.